UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

SEC File Number: 333-138342

CUSIP Number:
75061TAC8

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	June 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rafaella Apparel Group, Inc.
Full Name of Registrant:

Former Name if Applicable:

1411 Broadway
Address of Principal Executive Office (Street and Number):

New York, New York 10018
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of September 25, 2009, Rafaella Apparel Group, Inc. (the “Company”) entered into Amendment No. 9 (the “Amendment”) to that certain Financing Agreement dated as of June 20, 2005, as amended, by and among the Company, Verrazano, Inc. and HSBC Bank USA, National Association and the other financial institutions party thereto (the “Credit Facility”).  The Amendment is effective as of September 25, 2009.

The following amendments and modifications to the Credit Facility, among others, were effected by the Amendment: (i) extension of the term of the Credit Facility from June 20, 2010 to December 15, 2010, (ii) a reduction in the maximum loan amount of the Credit Facility from $45 million to $30 million, (iii) the addition of an affirmative covenant requiring the Company to maintain certain minimum amounts of cash collateral, (iv) a modification of a financial covenant to permit negative net income during certain specified periods after September 30, 2009, (v) an additional limitation on the undrawn aggregate dollar amounts that were permitted to be outstanding under standby letters of credit and (vi) the working capital calculation was modified to exclude certain indebtedness.  The Amendment will be further described in a Current Report on Form 8-K, to which the full text of the Amendment will be annexed as an exhibit, that will be filed by the Company on or before October 1, 2009.

The Company devoted substantial resources to the negotiation of the amendment described above.  This diversion of resources has caused a delay in the Company’s closing process such that it is unable to prepare its Annual Report on Form 10-K for the fiscal year ended June 30, 2009 within the prescribed time period without unreasonable effort and expense.  The Company plans to file its Form 10-K on or before the 15th calendar day following the prescribed due date of September 28, 2009, as required by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Lance D. Arneson	(212)	403-0300
	Name	Area Code	Telephone Number

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the year ended June 30, 2009 will include significant changes from the results of operations for the year ended June 30, 2008.

Net sales for the year ended June 30, 2009 was $148.0 million, a decrease of approximately $30.0 million or 16.9% from net sales of $178.0 million for the year ended June 30, 2008.  The reduction of net sales was principally due to a reduction in gross sales, related to a decrease in volume and a decrease in average revenue per unit.

Gross profit for the year ended June 30, 2009 was $34.9 million as compared to the gross profit of $48.9 million for the year ended June 30, 2008, a decrease of $14.0 million or 28.6%.  The decrease in gross profit was primarily the result of the drop in net sales.  Gross profit as a percentage of net sales was unfavorably impacted by lower margins associated with private label sales and an increase in off-price customer sales.

Selling, general and administrative (“SG&A”) expenses for the year ended June 30, 2009 was $56.0 million as compared to $67.0 million for the year ended June 30, 2008, a decrease of $11.0 million.  An impairment charge of $34.5 million recorded during the year ended June 30, 2008 related to the decline in the fair value of the Rafaella trademark and trade name intangible asset versus an impairment charge of $25.8 million recorded during the year ended June 30, 2009 was the primary contributor to the overall decrease. The impairment was due to decreased sales and cash flows attributable to the Rafaella brand as a result of reduced forecasts for future years given the current state of the U.S. apparel retail environment.

Operating loss for the year ended June 30, 2009 was $21.1 million as compared to operating loss of $18.1 million for the year ended June 30, 2008, an increase of $3.0 million.  The increase was due to the decrease in gross profit and the decrease in SG&A expenses, as described above.

The results of operations for the year ended June 30, 2009 included in this Form 12b-25 remain subject to further review and the finalization of the Company’s Annual Report on Form 10-K.

Forward-looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements included in this Notification of Late Filing on Form 12b-25 that address activities, events or developments that the Company expects, believes or anticipates, will or may occur in the future are forward-looking statements. Forward-looking statements can be identified by such forward-looking terminology as “expects,” “intends,” “plans,” “anticipates,” “believes,” “seeks,” “estimates,” and words or phrases of similar import. The Company intends that all forward-looking statements be subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

Rafaella Apparel Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 28, 2009	By:	/s/ Lance D. Arneson
Name: Lance D. Arneson
Title: Vice-President of Finance, Principal Accounting Officer and Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).